UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number  000-49636

NOTIFICATION OF LATE FILING

(Check One):            [     ]      Form 10-K             [     ]     Form 11-K              [     ]    Form 20-F                 [ X ]    Form 10-Q                [     ]    Form N-SAR

For Period Ended:	June 30, 2008

[       ]      Transition Report on Form 10-K                                                            [       ]      Transition Report on Form 10-Q
[       ]      Transition Report on Form 20-F                                                             [       ]      Transition Report on Form N-SAR
[       ]      Transition Report on Form 11-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:	Viking Systems, Inc.

Former name if applicable:

Address of principal executive office (Street and number):	134 Flanders Road

City, State and Zip Code:	Westborough, MA 01581

Part II.  Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant is not able to file its Form 10-Q for the period ended June 30, 2008 on the date required.  The Registrant is in the process of finalizing the preparation and required  review of it’s interim financial statements and Form 10-Q for the period ended June 30, 2008, none of which could be completed by the date required without incurring undue hardship and expense.  The Registrant expects to file its Form 10-Q within the 5 calendar days provided by this extension.

Part IV.  Other Information

(1)           Name and telephone number of person to contact in regard to this notification

        Robert Mathews                                                      (508)                                                        366-3668
    (Name)                                                          (Area code)                                        (Telephone number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]    Yes          [    ]     No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]    Yes          [    ]     No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting an operating loss and a net loss of approximately $1.1 million for the quarter ended June 30, 2008 compared with an operating loss of approximately $2.0 million and a net loss of approximately $1.4 million for the quarter ended June 30, 2007.

Viking Systems, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:          August 14, 2008                                By:           /s/ Robert Mathews
Name:      Robert Mathews
Title:        Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).